UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SERVOTRONICS, INC.

(Name of Subject Company (Issuer))

TDG RISE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

TRANSDIGM INC.

(Parent of Offeror)

A Wholly Owned Subsidiary of

TRANSDIGM GROUP INCORPORATED

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $.20 per share

(Title of Class of Securities)

817732100

(CUSIP Number of Class of Securities)

Jessica L. Warren

General Counsel, Chief Compliance Officer, and Secretary

TransDigm Group Incorporated

1350 Euclid Avenue, Suite 1600

Cleveland, Ohio 44115

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John J. Allotta

John J. Harrington

Charlotte W. Pasiadis

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

(216) 621-0200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2025 (together with any subsequent amendments and supplements hereto, this “Schedule TO”) and is being filed by TDG Rise Merger Sub, Inc., a Delaware corporation (“Purchaser”), TransDigm Inc., a Delaware corporation (“TransDigm”), and TransDigm Group Incorporated, a Delaware corporation (“TD Group”). Purchaser is a wholly owned subsidiary of TransDigm. TransDigm is a wholly owned subsidiary of TD Group. This Schedule TO relates to the offer by Purchaser to purchase (the “Offer”) all outstanding shares of common stock, par value $0.20 per share (the “Shares”), of Servotronics, Inc., a Delaware corporation (“Servotronics”), at a price of $47.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as otherwise set forth in this Amendment, all the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth in Section 16— “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by adding the following paragraphs at the end of the section:

“Litigation

On June 10, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York (Miller v. Servotronics, Inc., et al., Index No. 653524/2025, filed June 10, 2025 (Sup. Ct. N.Y. Cnty.)) (the “Complaint”). The Complaint names as defendants Servotronics and each member of the Servotronics Board. The Complaint alleges that the defendants violated New York common law, for purported negligence, breach of fiduciary duties, aiding and abetting the breach of fiduciary duties, and negligent misrepresentation and concealment, by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by Servotronics on June 2, 2025. The Complaint seeks, among other relief, (i) injunctive relief preventing the consummation of the Transactions until Servotronics corrects the alleged deficiencies in the Schedule 14D-9, (ii) rescission of the Transactions or rescissory damages, (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses, and (iv) other relief as the courts deem just and proper. The defendants believe that the claims asserted in the Complaint are without merit.

Servotronics also received demand letters from purported stockholders of Servotronics (the “Demand Letters”) alleging that the Schedule 14D-9 filed by Servotronics on June 2, 2025 contained disclosure deficiencies and/or incomplete information in connection with the transaction.

If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, Servotronics, TD Group, TransDigm and/or Purchaser will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.

Item 10. Financial Statements

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TDG RISE MERGER SUB, INC.

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: Secretary

TRANSDIGM INC.

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: General Counsel, Chief Compliance Officer and Secretary

TRANSDIGM GROUP INCORPORATED

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: General Counsel, Chief Compliance Officer and Secretary

Dated: June 16, 2025